UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41330

PropertyGuru Group Limited

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04

Singapore 408533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

The information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into PropertyGuru Group Limited's registration statement on Form S-8 (Registration No. 333-265252) and registration statement on Form F-3 (Registration No. 333-264294).

Resignation of Stephen Melhuish from the Board of Directors

Steve Melhuish has stepped down from his position as a non-executive director of the board of directors (the “Board”) of PropertyGuru Group Limited (NYSE: PGRU), with effect from January 10, 2024.

Steve Melhuish co-founded PropertyGuru in 2007 and led its growth as Chief Executive Officer until 2016. He handed over all operational responsibilities in 2018. He has been on the board of directors continuously since founding PropertyGuru 16 years ago, including as non-executive director since 2020. Outside of PropertyGuru responsibilities, Steve has focused on investing in, and building, climatetech startups since 2019.

Steve Melhuish together with his co-founder, Jani Rautiainen, will retain the right to appoint one Board observer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROPERTYGURU GROUP LIMITED
Date: January 10, 2024	By:	/s/ Hari V. Krishnan
Name: Hari V. Krishnan
Title: Chief Executive Officer and Managing Director